UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 5

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OMRIX BIOPHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

BINDER MERGER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

681989109
(CUSIP Number of Class of Securities)

James J. Bergin, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-0900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III
Eric L. Schiele
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

	CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2)
$447,192,900		$17,574.69

(1) Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 17,887,716 shares of Omrix Biopharmaceuticals, Inc. common stock (representing the number of shares, including shares of common stock outstanding, in-the-money options, warrants and restricted stock units) by $25.00 per share, which is the offer price.

(2)  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007, by multiplying the transaction value by ..0000393.
☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $17,574.69	Filing Party: Johnson & Johnson and Binder Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: November 25, 2008

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Binder Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 25, 2008, as amended (the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Omrix Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), at a purchase price of $25.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2008 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.  Additional Information.

On December 19, 2008, the parties to the purported stockholder lawsuits captioned Rice v. Omrix Pharmaceuticals, Inc., et al., Index No. 08/603454, and Burton v. Ellberger et al., Index No. 08/116452, entered into a memorandum of understanding (“MOU”) pursuant to which the parties agree to settle those purported stockholder lawsuits.  The MOU resolves the allegations by the plaintiffs against the defendants in connection with the Offer and the Merger and provides a release and settlement by the class of Seller stockholders of all claims against the defendants and their affiliates and agents in connection with the Offer and the Merger.

Also on December 19, 2008, Purchaser extended the Offer until 12:00 midnight, New York City time, on December 26, 2008 (which is the end of the day on December 26, 2008), unless further extended.  The full text of the press release issued by Parent on December 19, 2008 announcing the extension of the Offer is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(E)  Press Release issued by Johnson & Johnson on December 19, 2008.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BINDER MERGER SUB, INC.

By	/s/ Susan E. Morano
Name: Susan E. Morano
Title: President
Date: December 19, 2008

JOHNSON & JOHNSON

By	/s/ Susan E. Morano
Name: Susan E. Morano
Title: Attorney-in-Fact
Date: December 19, 2008

Exhibit	Exhibit Name

(a)(5)(E)	Press Release issued by Johnson & Johnson on December 19, 2008.